UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on May 31, 2023, reporting the Company’s results for the first quarter and three months ended March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: June 1, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

FIRST QUARTER 2023

31 May 2023

FRONTLINE PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2023

Frontline plc (the “Company” or “Frontline”), today reported unaudited results for the three months ended March 31, 2023:

Highlights

•	Highest first quarter profit since 2008 of $199.6 million, or $0.90 per basic and diluted share for the first quarter of 2023.
•	Adjusted profit of $193.3 million, or $0.87 per basic and diluted share for the first quarter of 2023.
•	Declared a cash dividend of $0.70 per share for the first quarter of 2023.
•	Reported revenues of $497.3 million for the first quarter of 2023.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2/Aframax tankers in the first quarter of 2023 were $52,500, $64,000 and $56,300 per day, respectively.
•
For the second quarter of 2023, we estimate spot TCE on a load-to-discharge basis of $75,000 contracted for 78% of vessel days for VLCCs, $65,000 contracted for 71% of vessel days for Suezmax tankers and $65,700 contracted for 63% of vessel days for LR2/Aframax tankers.

•
Sold the 2010-built Suezmax tanker, Front Njord in May 2023, for aggregate gross proceeds of $44.5 million. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $28.2 million.

•	Entered into two fixed rate time charter-out contracts in April 2023 and May 2023 for two LR2/Aframax tankers to third parties on two-year time charters, both at a daily base rate of $46,500.
•	Entered into a senior secured term loan facility in May 2023 for a total amount of up to $129.4 million at attractive terms to refinance an existing term loan facility maturing in August 2023.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“Frontline continued to generate elevated cash returns for its shareholders in the first quarter of 2023. The most prominent market development during the quarter was that China abandoned its zero-tolerance policy in respect of Covid-19 and started reopening. Freight demand and rates remained firm throughout the quarter, defying historical seasonal patterns. Our constructive long-term outlook is not affected by short-term volatility, as oil demand is expected to rise significantly in the second half of the year. We will continue to position Frontline towards capturing value, both on assets and period business as we proceed into what we believe may be a very exciting cycle.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In May 2023, we entered into a senior secured term loan facility for a total amount of up to $129.4 million to refinance an existing term loan facility with total balloon payment of $80.1 million maturing in August 2023. We intend to use the expected net cash proceeds from the refinancing and from the sale of Front Njord to partially repay our $275.0 million senior unsecured revolving credit facility.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE			Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	Q1 2023	Q4 2022	2022	Q2 2023		2023
VLCC	52,500	63,200	31,300	75,000	78%	26,500
Suezmax	64,000	57,900	37,100	65,000	71%	22,700
LR2 / Aframax	56,300	58,800	38,500	65,700	63%	16,800

We expect the spot TCEs for the full second quarter of 2023 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the first quarter. The number of ballast days at the end of the first quarter was 359 for VLCCs, 429 for Suezmax tankers and 216 for LR2/Aframax tankers.

First Quarter 2023 Results

The Company reports profit of $199.6 million for the quarter ended March 31, 2023 compared with profit of $239.1 million in the previous quarter. The adjusted profit2 was $193.3 million for the first quarter of 2023 compared with adjusted profit of $214.5 million in the previous quarter. The adjustments in the first quarter of 2023 consist of a $12.7 million gain on the sale of vessels, $3.2 million loss on marketable securities, $3.7 million share of results of associated companies, $7.4 million unrealized loss on derivatives and a $0.4 million gain on settlement of insurance and other claims. The decrease in adjusted profit from the previous quarter was primarily due to a decrease in our time charter equivalent earnings from $351.6 million in the previous quarter to $337.4 million in the current quarter, due to lower TCE rates, an increase in depreciation expenses of $12.7 million primarily due to the change in useful life of vessels from 25 years to 20 years effective January 1, 2023, partially offset by fluctuations in other income and expenses.

The Company transitioned from its previous reporting framework, accounting principles generally accepted in the United States of America ("U.S. GAAP") to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in its annual financial statements for the year ended December 31, 2022. The condensed consolidated financial statements included herein are the first interim financial information to be presented by the Company under IFRS. As a result of the transition to IFRS, the profit for the three-month periods ended March 31, 2022 and December 31, 2022 as presented in accordance with U.S. GAAP in the Company's interim financial information for the respective three month periods decreased by $2.2 million and $1.0 million, respectively, primarily due to the net impact of the capitalization and subsequent depreciation of dry docking costs.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.
2 This press release describes adjusted profit (loss) and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Tanker Market Update

Global oil consumption averaged 99.9 million barrels per day ("mbpd") in the first quarter of 2023 according to the Energy Information Administration (“EIA”), 0.2 mbpd higher than the previous quarter. Europe continues to be the region where consumption softens, while China was the largest contributor to consumption growth adding 0.7 mbpd compared to last quarter. Global oil supply remained stable in the first calendar quarter of the year averaging 101 mbpd. According to the EIA global inventories grew during the quarter by an average of 1 mbpd, continuing to put pressure on the oil price. Demand growth is expected to accelerate in the second half of the year, reaching 103 mbpd in December 2023.

In recent months, the Organization of the Petroleum Exporting Countries (OPEC) made a significant move by implementing production cuts to stabilize global oil markets. With a focus on balancing supply and demand dynamics, OPEC member countries pledged to collectively reduce their oil production levels from May 2023 onwards. These production cuts aimed to address the excess supply that had led to a downward pressure on oil prices. In the period leading up to this announcement, however, industry sources observed a distinct increase in exports, especially from middle eastern producers ahead of the cuts. Preliminary numbers for May 2023 show limited impact from the cuts, and West Africa and parts of Europe appear to comprise a significant portion of the expected volume reduction, potentially limiting the effect on tanker demand.

We continue to observe the aging of the tanker fleet as new deliveries have slowed with muted recycling activity. According to industry sources, 12.6% of the VLCC fleet is now above 20 years of age, as the orderbook stands at 1.8% of the current fleet. 14.1% of the Suezmax fleet has passed the 20-year age mark and the current orderbook stands at 3%. The LR2 fleet age profile is less pronounced, but 4.5% of the fleet has passed 20 years of age. However, for a product carrying vessel the 15-year age mark is equally interesting and 22.8% of the fleet is passing this threshold in 2023, whilst the orderbook equates to 13.2% of the existing fleet.

China’s reopening is expected to be the key demand and volatility driver for the rest of the year. Chinese refinery throughput was reported by industry sources to be up by 18.9% in April of 2023 compared to a year ago, to volume equivalent of 14.9 mbpd. With OPEC production cuts, it is likely that the increase in Chinese and Asian demand needs to be sourced from producers further afar, consequently benefitting tanker utilization and ton-miles. Oil-in-transit remains near all-time high levels, making us optimistic about the market dynamics going forward.

The Fleet

As of March 31, 2023, the Company’s fleet consisted of 69 vessels, with an aggregate capacity of approximately 13.1 million DWT:

(i)          66 vessels owned by the Company (22 VLCCs, 26 Suezmax tankers, 18 LR2/Aframax tankers); and
(ii)          three vessels that are under the Company’s commercial management (one Suezmax tanker and two Aframax tankers)

The Company took delivery of the two VLCC newbuildings, Front Orkla and Front Tyne in January 2023 following which, there were no remaining vessels in the Company’s newbuilding program.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February of 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the first quarter of 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel is expected to be delivered to the new owner in the second quarter of 2023. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $28.2 million, and the Company expects to record a gain on sale of approximately $9.4 million, in the second quarter of 2023.

As of March 31, 2023, the Company’s owned fleet included 41 scrubber fitted vessels (19 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers). Following the additional scrubber installation planned on one owned VLCC in 2023 and the sale of one Suezmax tanker, 65% of the vessels in our fleet will have scrubbers installed.

In April 2023 and May 2023, the Company entered into two fixed rate time charter-out contracts for two LR2/Aframax tankers to third parties on two-year time charters, both at a daily base rate of $46,500.

Corporate Update

In January 2023, the Company terminated a combination agreement (the “Combination Agreement”) for a stock-for-stock combination with Euronav NV (“Euronav”) based on an exchange ratio of 1.45 Frontline shares for every 1.0 Euronav share, as certain conditions and assumptions under the Agreement were not met. On January 18, 2023 the Company received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023 the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator and Euronav was ordered to reimburse all costs incurred by the Company.

On January 28, 2023, the Company received from Euronav an arbitration request for proceedings on the merits of the termination. The arbitral tribunal has set a timetable with a hearing planned end of June 2024. The Company continues to maintain that its decision to terminate the Combination Agreement was entirely valid and lawful.

Pursuant to the Company’s stated dividend policy, the Board of Directors declared a dividend of $0.70 per share for the first quarter of 2023. The record date for the dividend will be June 16, 2023, the ex-dividend date is expected to be June 15, 2023 and the dividend is scheduled to be paid on or about June 30, 2023.

The Company had 222,622,889 ordinary shares outstanding as of March 31, 2023. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the first quarter of 2023 was 222,622,889.

Financing Update

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In February 2023, the Company repaid $60.0 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen Holding Ltd., the Company’s largest shareholder. Up to $125.3 million remains available to be drawn following the repayment.

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points.

ESG Update

The Company has published its 2022 ESG report (the “2022 ESG Report”), which may be found on its website. None of the information contained on the Company’s website is incorporated into or forms a part of this document. The Company invites you to read the 2022 ESG report and welcomes any comments or questions you may have on the information presented.

The Company believes its sustainability strategy is the key to balancing the interests and expectations of all its stakeholders, including investors, analysts, employees, customers, suppliers, and communities, and ultimately creating long-term value.

Expanding and modernizing its fleet remains a key part of the Company’s strategy, and the Company is committed to an investment program towards vessel acquisitions, newbuildings and retrofits, which can be powered by low or zero carbon fuel solutions. This is demonstrated by the delivery of six state-of-the-art ammonia- ready VLCC newbuildings in 2022 and January 2023. The Company’s fleet consists of 91% Eco vessels and has an average age of six years, making it one of the youngest and most energy-efficient fleets in the industry. Despite turbulent European conditions, increased demand and high speeds throughout the market, the Company’s modern and efficient fleet was able to maintain its emission intensity in 2022 and outperformed the IMO and Poseidon Principles emission trajectories by 16.3% and 13.6%, respectively.

The Company is proud of the achievements its strategy has delivered in 2022, as detailed in the 2022 ESG report, and looks forward to the challenges ahead.

Conference Call and Webcast

On May 31, 2023 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("COVID-19"), and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
May 30, 2023

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Marios Demetriades - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2023

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2023 Jan-Mar	2022 Jan-Mar	2022 Jan-Dec
Revenues	497,332	217,441	1,430,208
Other income	14,289	5,381	8,040
Total operating revenues and other income	511,621	222,822	1,438,248

Voyage expenses and commission	158,827	113,651	605,544
Ship operating expenses	43,718	41,132	175,164
Administrative expenses	12,638	6,898	47,374
Depreciation	55,546	40,945	165,170
Contingent rental income	—	(551)	(623)
Total operating expenses	270,729	202,075	992,629
Net operating income	240,892	20,747	445,619
Finance income	2,873	58	1,479
Finance expense	(45,417)	7,927	(45,330)
Gain (loss) on marketable securities	(3,173)	269	58,359
Share of results of associated company	3,738	(92)	14,243
Dividends received	527	46	1,579
Profit before income taxes	199,440	28,955	475,949
Income tax benefit (expense)	186	13	(412)
Profit for the period	199,626	28,968	475,537
Basic and diluted earnings per share	$0.90	$0.14	$2.22

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2023 Jan-Mar	2022 Jan-Mar	2022 Jan-Dec
Profit for the period	199,626	28,968	475,537
Items that may be reclassified to profit or loss:
Foreign currency exchange gain (loss)	53	(1)	226
Other comprehensive income (loss)	53	(1)	226
Comprehensive income	199,679	28,967	475,763

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Mar 31 2023	Dec 31 2022
ASSETS
Current assets
Cash and cash equivalents	225,361	254,525
Marketable securities	233,108	236,281
Other current assets	375,003	390,244
Total current assets	833,472	881,050

Non-current assets
Newbuildings	—	47,991
Vessels and equipment	3,708,885	3,650,652
Right-of-use assets	2,892	3,108
Goodwill	112,452	112,452
Investment in associated company	12,742	16,302
Loan notes receivable	—	1,388
Other non-current assets	48,746	55,500
Total non-current assets	3,885,717	3,887,393
Total assets	4,719,189	4,768,443

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	365,233	277,854
Current portion of obligations under leases	1,052	1,024
Other current payables	108,680	112,781
Total current liabilities	474,965	391,659

Non-current liabilities
Long-term debt	2,017,392	2,112,460
Obligations under leases	2,140	2,372
Other non-current payables	3,320	2,053
Total non-current liabilities	2,022,852	2,116,885

Equity
Frontline plc equity	2,221,844	2,260,371
Non-controlling interest	(472)	(472)
Total equity	2,221,372	2,259,899
Total liabilities and equity	4,719,189	4,768,443

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2023 Jan-Mar	2022 Jan-Mar	2022 Jan-Dec
OPERATING ACTIVITIES
Profit for the period	199,626	28,968	475,537
Adjustments to reconcile profit to net cash provided by operating activities:
Net finance expense (income)	42,544	(7,985)	43,851
Depreciation	55,546	40,945	165,170
Gain on sale of vessels and equipment	(12,709)	(4,618)	(4,596)
(Gain) loss on marketable securities	3,173	(269)	(58,359)
Share of results of associated company	(3,738)	92	(14,243)
Other, net	3,387	(1,352)	2,376
Change in operating assets and liabilities	7,116	(19,194)	(142,112)
Debt issuance costs paid	(27)	(186)	(4,349)
Interest paid	(40,039)	(16,505)	(83,039)
Interest received	7,837	47	5,094
Net cash provided by operating activities	262,716	19,943	385,330

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(150,714)	(13,734)	(335,815)
Proceeds from sale of vessels	99,130	80,000	80,000
Investment in associated company	—	—	(1,505)
Cash inflows from associated company	8,686	—	—
Net cash provided by (used in) investing activities	(42,898)	66,266	(257,320)

FINANCING ACTIVITIES
Proceeds from issuance of debt	130,000	—	651,248
Repayment of debt	(140,572)	(86,755)	(597,834)
Repayment of obligations under leases	(204)	(1,351)	(2,123)
Lease termination payments	—	—	(4,456)
Dividends paid	(238,206)	—	(33,393)
Net cash provided by (used in) financing activities	(248,982)	(88,106)	13,442

Net change in cash and cash equivalents	(29,164)	(1,897)	141,452
Cash and cash equivalents at start of period	254,525	113,073	113,073
Cash and cash equivalents at end of period	225,361	111,176	254,525

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2023 Jan-Mar	2022 Jan-Mar	2022 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	222,622,889	203,530,979	203,530,979
Shares issued in connection with Euronav share acquisition	—	—	19,091,910
Balance at end of period	222,622,889	203,530,979	222,622,889

SHARE CAPITAL
Balance at beginning of period	222,623	203,531	203,531
Shares issued in connection with Euronav share acquisition	—	—	19,092
Balance at end of period	222,623	203,531	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	604,687	448,291	448,291
Shares issued in connection with Euronav share acquisition	—	—	156,396
Balance at end of period	604,687	448,291	604,687

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,004,094	1,004,094
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	454	228	228
Other comprehensive income	53	(1)	226
Balance at end of period	507	227	454

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	428,513	(13,631)	(13,631)
Profit for the period	199,626	28,968	475,537
Cash dividends	(238,206)	—	(33,393)
Balance at end of period	389,933	15,337	428,513

EQUITY ATTRIBUTABLE TO THE COMPANY	2,221,844	1,671,480	2,260,371

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	(472)	(472)
Balance at end of period	(472)	(472)	(472)
TOTAL EQUITY	2,221,372	1,671,008	2,259,899

FRONTLINE PLC
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline plc is a Cyprus based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements included herein are stated in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report for the year ended December 31, 2022, which was filed on April 28, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of these condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2023 Jan-Mar	2022 Jan-Mar	2022 Jan-Dec
Profit for the period	199,626	28,968	475,537

(in thousands)
Weighted average number of ordinary shares	222,623	203,531	214,011
Denominator for diluted earnings per share	222,623	203,531	214,011

As of March 31, 2023, the Company had an issued share capital of $222,622,889 divided into 222,622,889 ordinary shares (December 31, 2022: $222,622,889 divided into 222,622,889 ordinary shares) of $1.00 par value each.

4. OTHER INCOME

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the first quarter of 2023.

5. NEWBUILDINGS

The Company took delivery of the VLCC newbuildings, Front Orkla and Front Tyne, in January 2023.

As of March 31, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining commitments.

6. DEBT

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In February 2023, the Company repaid $60.0 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen Holding Ltd. (“Hemen”), the Company’s largest shareholder. Up to $125.3 million remains available to be drawn following the repayment.

7. RELATED PARTY AND AFFILIATED COMPANIES TRANSACTIONS

We transact business with the following related parties and affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method and recorded $2.5 million share of results in the three months ended March 31, 2023. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $97.9 million to TFG Marine in the three months ended March 31, 2023, and $15.9 million remained due as of March 31, 2023. In the three months ended March 31, 2023, the Company received $1.4 million in loan repayment and $7.3 million in dividends from TFG Marine.

The Company accounts for its investment in Clean Marine AS under the equity method and recorded $1.2 million share of results in the three months ended March 31, 2023.

Amounts earned from other related parties and affiliated companies comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties and affiliated companies comprise primarily of rental for office space and support staff costs.

See Note 6 and Note 8 for details regarding other related party and affiliated companies transactions and balances.

8. COMMITMENTS AND CONTINGENCIES

As of March 31, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of March 31, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at March 31, 2023.

The Company has entered into 10 forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2023 to December 2024. As of March 31, 2023, the total remaining commitment amounted to $47.1 million, $23.2 million of which is expected to be paid in 2023 and $23.9 million of which is expected to be paid in 2024.

9. SUBSEQUENT EVENTS

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel is expected to be delivered to the new owner in the second quarter of 2023. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $28.2 million, and the Company expects to record a gain on sale of approximately $9.4 million in the second quarter of 2023.

Pursuant to the Company’s stated dividend policy, the Board of Directors declared a dividend of $0.70 per share for the first quarter of 2023. The record date for the dividend will be June 16, 2023, the ex-dividend date is expected to be June 15, 2023 and the dividend is scheduled to be paid on or about June 30, 2023.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted profit or loss

This press release describes adjusted profit (loss) and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	Q1 2023	FY 2022	Q4 2022	Q1 2022
Adjusted profit (loss)
Profit	199,626	475,537	239,054	28,968
Add back:
Loss on marketable securities	3,173	12,005	—	—
Share of losses of associated companies	—	92	—	92
Unrealized loss on derivatives (1)	7,364	1,116	1,116	—
Loss on termination of leases	—	431	—	—

Less:
Unrealized gain on derivatives (1)	—	(51,108)	—	(26,134)
Gain on marketable securities	—	(70,364)	(23,023)	(269)
Share of results of associated companies	(3,738)	(14,335)	(2,632)	—
Amortization of acquired time charters	—	(2,806)	—	(1,244)
Gain on sale of vessels	(12,709)	(4,618)	—	(4,618)
Gain on settlement of insurance and other claims	(397)	(3,998)	—	(362)
Adjusted profit (loss)	193,319	341,952	214,515	(3,567)
(in thousands)
Weighted average number of ordinary shares	222,623	214,011	222,623	203,531
Denominator for diluted earnings (loss) per share	222,623	214,011	222,623	203,531

(in $)
Basic earnings (loss) per share	0.90	2.22	1.07	0.14
Adjusted basic earnings (loss) per share	0.87	1.60	0.96	(0.02)
Diluted earnings (loss) per share	0.90	2.22	1.07	0.14
Adjusted diluted earnings (loss) per share	0.87	1.60	0.96	(0.02)

(1) Adjusted profit (loss) has been revised to only exclude the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. A reconciliation of the gain/loss on derivatives is as follows:

(in thousands of $)	Q1 2023	FY 2022	Q4 2022	Q1 2022
Unrealized gain (loss) on derivatives	(7,364)	49,992	(1,116)	26,134
Interest income (expense) on derivatives	4,964	3,631	3,697	(1,213)
Gain (loss) on derivatives	(2,400)	53,623	2,581	24,921

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Q1 2023	FY 2022	Q4 2022	Q1 2022
Revenues	497,332	1,430,208	530,141	217,441

less
Voyage expenses and commission	(158,827)	(605,544)	(177,295)	(113,651)
Other non-vessel items	(1,155)	(12,254)	(1,197)	(1,897)
Total TCE	337,350	812,410	351,649	101,893

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Q1 2023	FY 2022	Q4 2022	Q1 2022
Time charter TCE (in thousands of $)
VLCC	—	—	—	—
Suezmax	—	42,078	613	12,624
LR2	5,802	7,921	5,984	—
Total Time charter TCE	5,802	49,999	6,597	12,624

Spot TCE (in thousands of $)
VLCC	100,245	211,938	118,110	25,027
Suezmax	152,564	313,981	142,630	33,276
LR2	78,739	236,492	84,312	30,966
Total Spot TCE	331,548	762,411	345,052	89,269

Total TCE	337,350	812,410	351,649	101,893

Spot days (available days less offhire days)
VLCC	1,909	6,775	1,870	1,595
Suezmax	2,384	8,464	2,462	1,971
LR2	1,398	6,139	1,433	1,627

Spot TCE per day (in $ per day)
VLCC	52,500	31,300	63,200	15,700
Suezmax	64,000	37,100	57,900	16,900
LR2	56,300	38,500	58,800	19,000

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.

Spot TCE estimates

Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the second quarter of 2023 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the first quarter was 359 for VLCCs, 429 for Suezmax tankers and 216 for LR2/Aframax tankers.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.